CORRESPONDENCE

Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice:  (281) 493-1311
fax:  (281) 667-3292

January 23, 2008

to:	H. Roger Schwall --- Assistant Director; and
Sean Donahue --- Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-3 Amendment Number 1
SEC File Number 333-148287

Ladies and Gentlemen:

Herewith is Form S-3 Amendment Number 1 of the Registrant, and the Memorandum of Responses follows this page.

We are also sending you two marked copies via Fedex.

Thank you.

Very truly yours,
Joel Seidner, Esq
/s/ Joel Seidner, Esq.

Memorandum of Responses

Hyperdynamics Corporation (the "Registrant")
Form S-3 Amendment Number 1
SEC File Number 333-148287

1-5.	Staff comment numbers 1 through number 5: about the Legal Opinion…..

“Please obtain and file a new legal opinion or opinions……. “

RESPONSES 1-5:	Two new legal opinions are provided as exhibits 5.1.1 and 5.1.2 in response to the Staff’s comments.

6.	Staff comment number 6 about a new risk factor…..

“Please include a new risk factor to disclose material weaknesses…..”

RESPONSE 6:	A new risk factor is included in the Risk Factor section and the new text is as follows:

“There is a Material Weakness in Our Financial Controls and Procedures

A material weakness is a control deficiency, or a combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement in our financial statements will not be prevented or detected.  We have determined that our financial controls and procedures were not effective in ensuring that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  The actions that we have taken to date have not been effective in remediating this material weakness.  We do not know when this material weakness will be corrected.  This could result in a material misstatement in our financial statements.”

OTHER

A.            We have added new text as follows in the Prospectus Summary section and in the Plan of Distribution:

“We may sell and issue the shelf offering securities:

●	For cash;

●	Upon conversion of our convertible debt;

●	Upon conversion of our convertible preferred stock;

●	Upon conversion of our convertible debentures;

●	Upon conversion of our convertible securities;

●	Upon exercise of our options;

●	Upon exercise of our warrants;

●	In exchange for assets;

●	In exchange for extinguishment of debt;

●	In exchange for settlement of disputes;

●	In exchange for goods; or,

●	In exchange for services.

B.	The Registrant has updated the Form S-3 Amendment Number 1 as appropriate such as the filing date.